Exhibit 99.1
Shinhan Financial Group 2013 1H Operating Results

On July 30, 2013, Shinhan Financial Group released its 2013 1H operating results. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our auditor, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

						YoY
						Change
Item		2Q 2013	1Q 2013	QoQ Change (%)	2Q 2012	(%)
Revenue*	Specified Quarter	8,821,888	7,651,733	15.29	6,793,984	29.85

	Cumulative	16,473,621	7,651,733	—	14,557,849	13.16

Operating Income	Specified Quarter	743,355	667,391	11.38	869,403	-14.50

	Cumulative	1,410,746	667,391	—	1,934,813	-27.09

Income before Income Taxes	Specified Quarter	779,549	681,260	14.43	869,218	-10.32

	Cumulative	1,460,809	681,260	—	2,017,709	-27.60

Net Income	Specified Quarter	592,268	522,568	13.34	674,471	-12.19

	Cumulative	1,114,836	522,568	—	1,544,659	-27.83

Net Income Attributable to Controlling Interest	Specified Quarter	555,328	480,943	15.47	631,836	-12.11

	Cumulative	1,036,271	480,943	—	1,459,515	-29.00

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

						YoY
						Change
Item		2Q 2013	1Q 2013	QoQ Change (%)	2Q 2012	(%)
Revenue*	Specified Quarter	4,618,735	4,547,396	1.57	3,691,666	25.11

	Cumulative	9,166,131	4,547,396	—	8,843,392	3.65

Operating Income	Specified Quarter	438,474	414,098	5.89	508,375	-13.75

	Cumulative	852,572	414,098	—	1,289,618	-33.89

Net Income from Continuing Operation before Income Taxes	Specified Quarter	454,307	424,269	7.08	495,500	-8.31

	Cumulative	878,576	424,269	—	1,341,424	-34.50

Net Income	Specified Quarter	361,016	337,995	6.81	390,969	-7.66

	Cumulative	699,011	337,995	—	1,050,914	-33.49

Net Income Attributable to Controlling Interest	Specified Quarter	360,972	337,950	6.81	390,926	-7.66

	Cumulative	698,922	337,950	—	1,050,822	-33.49

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

(KRW million)

						YoY
						Change
Item		2Q 2013	1Q 2013	QoQ Change (%)	2Q 2012	(%)
Revenue*	Specified Quarter	1,250,643	1,188,231	5.25	1,164,390	7.41

	Cumulative	2,438,874	1,188,231	—	2,264,382	7.71

Operating Income	Specified Quarter	281,308	205,320	37.01	311,716	-9.76

	Cumulative	486,628	205,320	—	551,222	-11.72

Income before Income Taxes	Specified Quarter	281,103	204,939	37.16	312,719	-10.11

	Cumulative	486,042	204,939	—	557,466	-12.81

Net Income	Specified Quarter	213,775	160,617	33.10	244,695	-12.64

	Cumulative	374,392	160,617	—	431,340	-13.20

Net Income Attributable to Controlling Interest	Specified Quarter	213,775	160,617	33.10	244,695	-12.64

	Cumulative	374,392	160,617	—	431,340	-13.20

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues